(j)(2)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Voya Partners, Inc.

We consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in the Statements of Additional Information for the Voya Solution 2060 Portfolio and the Voya Index Solution 2060 Portfolio, each a series of Voya Partners, Inc. (formerly ING Partners, Inc.).

/s/ KPMG LLP

Boston, Massachusetts

February 4, 2015